Exhibit 99.1

Auryn resources inc.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

DATED AS OF March 27, 2018

600 – 1199 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA
V6E 3T5

TABLE OF CONTENTS

PRELIMINARY NOTES	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
Material Risks and Assumptions:	5
Resource Category (Classification) Definitions	6
CORPORATE STRUCTURE	8
Name, Address and Incorporation	8
Inter-corporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
Three Year History	9
Peru Portfolio	12
Gibson MacQuoid Project	13
BUSINESS DESCRIPTION	13
General	13
Risk Factors	14
COMMITTEE BAY PROJECT	22
Amended and Restated Technical Report	22
Project Description and Location	22
Land Tenure	22
Accessibility	22
Climate	23
Local Resources	23
Existing Infrastructure	24
History	24
Past Production	25
Geology and Mineralization	25
Exploration Status	25
Committee Bay RAB Drilling QA/QC Disclosure	26
Mineral Resources	26
Mineral Reserves	26
Adjacent Properties	26
Conclusions	27
Recommendations	27
HOMESTAKE RIDGE PROJECT	29
Technical Report	29
Project Description and Location	29
Land Tenure	30
Accessibility	30
Climate	30
Local Resources	30
Existing Infrastructure	31
History	31
Past Production	32
Geology and Mineralization	32
Exploration Status	33
Homestake Ridge Drilling QA/QC Disclosure	33
Mineral Resources	33

Mineral Reserves	34
Adjacent Properties	34
Conclusions	35
Recommendations	35
PERUVIAN EXPLORATION PORTFOLIO	37
Technical Report	37
Project Description and Location	37
Land Tenure	37
Accessiblity	38
Climate	39
Local Resources and Infrastructure	39
History	39
Geology and Mineralization	40
Exploration	41
Mineral Resources	41
Adjacent Properties	41
Recommendations and Conclusions	41
Project Description, Location and Mineral Tenure	44
2016 Exploration	44
Quality Assurance/Quality Control & Sample Preparation, Analysis and Data Verification	46
Project Description, Location and Mineral Tenure	47
Exploration	47
DESCRIPTION OF CAPITAL STRUCTURE	48
Common Shares	48
Preferred Shares	48
Stock Options	48
Share Purchase Warrants	49
Broker Warrants	49
Homestake Warrants	49
MARKET FOR SECURITIES	49
Trading Price and Volume	49
Prior Sales	50
DIRECTORS AND EXECUTIVE OFFICERS	50
Name, Occupation and Security Holding	50
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	53
Conflicts of Interest	53
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54
TRANSFER AGENT AND REGISTRAR	54
Auditor	54
MATERIAL CONTRACTS	54
INTERESTS OF EXPERTS	54
Audit committee information	55
Audit Committee Charter	55
Composition of the Audit Committee	56
Relevant education and Experience	56
Pre-Approval Policies and Procedures	56

External Auditor Service Fees	56
ADDITIONAL INFORMATION	57

TABLES

TABLE 1	Summary of Auryn Drilling (Committee Bay Project)	9

TABLE 2	Climatic Data (Committee Bay Project	23

TABLE 3	Proposed Budget – Phase 1 (Committee Bay Project	28

TABLE 4	Proposed Budget – Phase 2 (Committee Bay Project)	28

TABLE 5	Mineral Resource Statement as at Sept. 1, 2017 (Homestake Ridge Project)	34

TABLE 6	Proposed Budget – Phase 1 (Homestake Ridge Project)	36

TABLE 7	Proposed Budget – Phase 2 (Homestake Ridge Project)	37

TABLE 8	Huilacollo Option Expenditures And Cash Payments	38

TABLE 9	Phase 1 Recommended Exploration and Budget (Peru)	42

TABLE 10	Phase 2 Recommended Exploration and Budget (Peru)	43

TABLE 11	Baños Del Indio Work Expeditures And Cash Payments	47

TABLE 12	Outstanding Stock Options	48

TABLE 13	Outstanding Warrants	49

TABLE 14	Trading Price and Volume on TSX	50

TABLE 15	Directors and Executive Officers	51

TABLE 16	Audit Fees	57

FIGURES

FIGURE 1	Consolidated Organizational Chart	9

FIGURE 2	Southern Sombrero Soil Survey and Trenching Results	46

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”) Auryn Resources Inc. is referred to as the “Company” or “Auryn”. All information in this AIF is at March 27, 2018, unless otherwise indicated.

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Common shares of the Company are referred to as “Common Shares”, the “Shares” or “Auryn Shares”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Auryn cautions readers regarding forward-looking statements found in this document and in any other statement made by, or on the behalf of the Company. Such statements may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information involves statements that are not based on historical information but rather relate to future operations, strategies, financial results or other developments. Forward-looking information is necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Auryn’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on the Company’s behalf. Although Auryn has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and readers should not place undue reliance on Auryn’s forward-looking information. Examples of such forward-looking information within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases (including negative and grammatical variations) or statements that certain actions, events or results “may”, “could”, “might” or “occur”. Forward-looking information is made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

Forward-looking information reflects Auryn’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies, achieving the Company’s business objectives, the Company’s ability to raise sufficient funds from equity financings in the future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this AIF are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

•	risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•	risks related to the Company’s history of losses, which may continue in the future;

•	risks related to increased competition and uncertainty related to additional financing that could adversely affect the Company’s ability to attract necessary capital funding or obtain suitable properties for mineral exploration in the future;

•	risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•	uncertainty and volatility related to stock market prices and conditions;

•	further equity financing(s), which may substantially dilute the interests of the Company’s shareholders;

•	dependence on general economic, market or business conditions;

•	changes in business strategies;

•	changes in laws and regulations; and

•	other factors described under the heading “Risk Factors” in this AIF.

Material Risks and Assumptions:

The forward-looking information in this AIF reflects our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking information contained in this AIF and documents incorporated by reference, and we have made assumptions based on or related to many of these factors.

Such factors include, without limitation:

•	fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity)

•	restrictions on mining in the jurisdictions in which we operate;

•	laws and regulations governing our operation, exploration and development activities;

•	our ability to obtain or renew the licenses and permits necessary for the operation and expansion of our existing operations and for the development, construction and commencement of new operations;

•	risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);

•	inherent risks associated with tailings facilities and heap leach operations, including failure or leakages;

•	the speculative nature of mineral exploration and development;

•	the inability to determine, with certainty, production and cost estimates;

•	inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies);

•	environmental regulations and legislation;

•	the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues;

•	risks relating to our exploration operations in Peru;

•	fluctuations in currency markets (such as the Peruvian nuevo sol versus the Canadian dollar);

•	the volatility of the metals markets, and its potential to impact our ability to meet our financial obligations;

•	the inability to recruit and retain qualified personnel;

•	employee relations;

•	disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings;

•	our ability to complete and successfully integrate acquisitions;

•	increased competition in the mining industry for properties and equipment;

•	limited supply of materials and supply chain disruptions;

•	relations with and claims by indigenous populations;

•	relations with and claims by local communities and non-governmental organizations;

•	the effectiveness of our internal control over financial reporting;

•	claims and legal proceedings arising in the ordinary course of business activities; and

•	those factors identified under the caption “Risks Factors” in this AIF and the documents incorporated by reference herein, if any.

You should not attribute undue certainty to forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as described. We do not intend to update forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such information, other than as required by applicable law.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and ore "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as Mineral Reserves. These classifications can be more particularly described as follows:

A "Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A "Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or

Feasibility Study.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

CORPORATE STRUCTURE

Name, Address and Incorporation

Auryn was incorporated under the name “Georgetown Capital Corp.” under the Business Corporations Act (British Columbia) on June 9, 2008. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”). Auryn completed a qualifying transaction with Full Metal Minerals USA Inc. in February 2011. On October 15, 2013, the Company changed its name to “Auryn Resources Inc.” Auryn’s registered and records office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. Auryn’s head office is located at Suite 600-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. Auryn is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

Effective October 31, 2016, the Company’s common shares ceased trading on the TSXV,and effective November 1, 2016, the Company’s common shares became listed on the Toronto Stock Exchange (the “TSX”). As a result, the Company ceased to be a “venture issuer” as defined under National Instrument 51-102 Continuous Disclosure Requirements on November 1, 2016, and its shares trade under the symbol AUG.

Effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol “AUG”.

Inter-corporate Relationships

Auryn has the following wholly-owned subsidiaries:

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

Notes:

(i)	The Company holds its 100% interest in Corisur through an option agreement with a private Peruvian individual. This option can be exercised upon Corisur receiving the required authorization from the Peruvian government to allow foreign ownership within the special economic boarder zone.

Intercompany relationships are described as follows:

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Figure 1 – Consolidated Organizational Chart

Consolidated Auryn Resources Inc.

British Columbia, Canada
Auryn Resources Inc. (TSXV: AUG) (OTCQX: GGTCF) (NYSE-MKT: AUG)
Publically Listed Parent Company
100%
100%
100%
100%
BC, Canada
Homestake Resources Corp
100%
100% Interest in the Homestake Ridge Property
100%
Homestake Royalties Corp
(hold-co for Royalty on project)
BC, Canada
North Country Gold Corp.
Holding Company
100%
Nunavut, Canada
100% Interest in the Committee Bay Gold Project
(subject to certain NSR royalties)
Peru
Sombrero Minerales S.A.C.
Option to earn 100% Interest in Sombrero Project
Peru
Corisur Peru S.A.C.
(Closed Stock Company)
100% Interest in the Curibaya Claims
Option to earn 100% interest in Huilacollo Project
Legend
Company
Mineral Interest

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Private Placements

On December 11, 2014, Auryn completed a non-brokered private placement for gross proceeds of $7,313,000. The placement consisted of 11,251,230 Common Shares at a price of $0.65 per Common Share. In relation to this issuance, Auryn incurred cash costs in the amount of $96,423.

On September 16, 2015, Auryn completed a non-brokered private placement for gross proceeds of $5,802,000. The placement consisted of 4,835,000 units at a price of $1.20 per unit. Each unit consisted of one Common Share and one common share purchase warrant. Each common share purchase warrant is exercisable into a Common Share of the Company at a price of $1.70 per Common Share for a period of 24 months. Related to this share issuance, Auryn incurred costs in the amount of $163,820, which included a cash commission of $119,520 and other legal and regulatory costs of $44,300.

On January 24, 2017, the Company completed a strategic equity placement with Goldcorp Inc. (“Goldcorp”) as well as an equity placement of flow-through shares for total gross proceeds of $41,172,311.

The Company issued 9,542,402 common shares, of which an aggregate of 4,590,818 shares were issued as flow-through common shares sold by a syndicate of agents led by Beacon Securities Limited and including Echelon Wealth Partners Inc., Haywood Securities Inc. and PI Financial Corp. Of the shares ultimately purchased by Goldcorp, 4,590,818 were first issued to third party investors as flow-through shares at a price $5.01 per share and the remaining 4,951,584 common shares were purchased directly by Goldcorp at a price of $3.67 per share. Goldcorp’s total investment in the Company amounted to $35,020,615 and with this Goldcorp had acquired 12.5% interest in the outstanding common shares of the Company. Goldcorp has the right to maintain this percentage interest subject to certain obligations in an Investor Rights and Obligations Agreement.

May 2016 Prospectus Offering

On May 4, 2016, the Company completed a short form prospectus offering of 4,285,714 Common Shares at the price of $1.40 per share and 4,732,700 flow-through common shares (“Flow-Through Shares”) at the price of $1.89 per share including shares issued upon full exercise of the over-allotment option, for gross proceeds of $14,944,802.60 (the “Offering”). In connection with the Offering, the Company granted to the underwriters under the Offering an over-allotment option (the “Over-Allotment Option”) which, if exercised in full, would result in the issuance of an additional 559,006 Common Shares and 617,309 Flow-Through Shares and aggregate gross proceeds of $14,944,802.22. Beacon Securities Limited, PI Financial Corp, Canaccord Genuity Corp. and Echelon Wealth Partners Inc. (the “Underwriters”) acted as underwriters for the offering.

The proceeds received by the Company from the sale of the Flow-Through Shares were used to incur Canadian exploration expenditures that were “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) on the Company’s mineral concessions, which were renounced to the subscribers with an effective date no later than December 31, 2016, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The proceeds received by the Company from the sale of the Common Shares were used by the Company for general corporate and working capital purposes.

Under the Offering, the Underwriters received a total cash commission equal to 6% of the gross proceeds raised, being $896,688.13, and 541,104 broker warrants (the “Broker Warrants”). The Broker Warrants entitle the Underwriters to purchase, within 24 months after closing of the Offering, Common Shares at $1.40 per share.

Joint Exploration Agreement with North Country

On March 16, 2015, Auryn entered into the Joint Exploration Agreement with North Country whereby Auryn was able to earn a 51% interest in the Committee Bay Gold Project (the “Committee Bay Project”) in Nunavut, Canada (the “NC Option”). As a condition of the Joint Exploration Agreement, Auryn purchased 10,000,000 North Country common shares at a price of $0.05 per share for a total cost of $500,000. Under the terms of the NC Option, Auryn was required to complete $6,000,000 in exploration expenditures within a 30-month period, with $500,000 committed within the first 12 months. If Auryn elects to exercise the NC Option, the two parties would then form a customary joint venture to advance the Committee Bay project.

Change of Year-End

Effective June 4, 2015, the Company changed its financial year-end from June 30 to December 31 for years commencing on or after July 1, 2015.

Acquisition of North Country Gold Corp.

On September 25, 2015 pursuant to a plan of arrangement (the “Arrangement”), the Company completed the acquisition of 100% of the issued and outstanding shares of North Country by issuing a total of 13,838,894 Common Shares. North Country was an exploration company focused on the discovery of precious metals in Northern Canada. Prior to the Arrangement, the Company and North Country were party to a joint exploration agreement where Auryn was to earn a 51% interest in the Committee Bay Project as described above. The completion of the acquisition resulted in Auryn owning 100% of the Committee Bay Project. The Committee Bay Project is the Company’s material property and focus of its resources, as more fully described under the heading “Committee Bay Project”.

Pursuant to the Arrangement, each outstanding share of North Country was exchanged for 0.1 of a Common Share of Auryn. For this transaction the Company issued a total of 13,838,894 Common Shares from treasury with a fair value of $1.22 per Common Share and 840,000 replacement options with a weighted average fair value of $0.61 per option. The fair value of the Common Shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totalling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

The allocation of purchase price, based on management’s estimate of the relative fair value of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued for acquisition	$16,883,451
Fair value of investment in shares of North Country	1,200,000
Fair value of stock options issued on acquisition	133,541
Transaction costs associated with the acquisition	161,383
Total purchase price to allocate	$18,378,375

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents	$138,249
Amounts receivable and prepaid expenses	666,298
Equipment	1,858,001
Mineral properties	17,999,192
Accounts payable and accrued liabilities	(1,189,492)
Asset retirement obligation	(1,093,873)
$18,378,375

The fair value of stock options issued to North Country’s employees and others providing similar services on acquisition has been estimated using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate	0.81%
Expected dividend yield	nil
Stock price volatility	104%
Expected life (in years - weighted average)	0.54

The fair value of the Company’s investment in North Country shares prior to the Arrangement was determined based on the closing share price for North Country on the TSXV immediately prior to the acquisition.

The Company considers this a “significant acquisition” pursuant to Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations and filed a Business Acquisition Report on Form 51-102F4 dated November 5, 2015 in connection with its acquisition of North Country.

Acquisition of Homestake Resources

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake pursuant to a plan of arrangement (the “Homestake Arrangement”). Under the terms of the Homestake Arrangement, Homestake shareholders received one Auryn common share for each seventeen (17) Homestake common shares held, resulting in the issuance of a total of 4,068,124 Common Shares with a fair value of $13,262,084. In addition to the Common Shares issued to Homestake shareholders, 97,786 replacement stock options with a weighted average fair value of $1.10 per option were granted to former Homestake employees and consultants and 286,167 replacement share purchase warrants were granted to former Homestake warrant holders at a weighted average fair value of $2.42 per warrant.

The acquisition of Homestake was accounted for as an asset acquisition and transaction costs associated with the acquisition, totalling $1,044,098, were included in the calculation of the purchase price. Transaction costs included the fair value of $725,686 related to 222,603 common shares issued as finders’ fees ($3.26 per common share), as well as $318,411 in professional fees, regulatory fees and other costs incurred in connection with the transaction. Homestake’s operations have been included in the Company’s results of operations from the acquisition date.

The allocation of the purchase price, based on the relative fair value of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued on acquisition	$13,262,084
Fair value of investment in shares of Homestake (note 7)	285,000
Fair value of stock options issued on acquisition	107,185
Fair value of warrants issued on acquisition	692,005
Transaction costs associated with the acquisition	1,044,097
Total purchase price to allocate	$15,390,371

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents	$799
Amounts receivable and prepaid expenses	37,037
Marketable securities	770,821
Reclamation bond	55,001
Mineral properties	16,060,125
Accounts payable and accrued liabilities	(1,533,412)
$15,390,371

The fair value of the replacement stock options and warrants issued on acquisition to Homestake employees and warrant holders, respectively, has been estimated using the Black-Scholes option valuation model with the following assumptions:

	Stock options	Warrants
Risk-free interest rate	0.54%	0.54%
Expected dividend yield	nil	nil
Stock price volatility	63%	62%
Expected life (in years - weighted average)	0.25	0.92

Peru Portfolio

Auryn has acquired the rights to the Huilacollo and Curibaya in the Tacna province of Southern Peru. Together these projects encompass a total of 38,500 hectares within the prolific Pliocene Au/Ag epithermal and Miocene Cu/Au porphyry belts respectively. The epithermal belt in this region of Peru is host to four multi-million ounce gold discoveries since the year 2000 and the porphyry belt is host to four of the largest porphyry deposits in Peru.

The Company has also entered into an option agreement to acquire the 4,600 hectare, copper-gold Sombrero property mining concessions located 340 kilometers SE of Lima in southern Peru.

Gibson MacQuoid Project

In early 2017, the Company acquired several prospecting permits along the Gibson MacQuoid greenstone belt in Nunavut, Canada (the “Gibson MacQuoid Project”). These permits are located between the Meliadine deposit and Meadowbank mine. The 19 prospecting permits and an additional 57 mineral claims staked in 2017 encompass approximately 120 km of strike length of the prospective greenstone belt and total 375,000 hectares collectively.

In August 2017, the Company commenced its 2017 exploration program at the Gibson MacQuoid Project. During the course of the program, the Company conducted a belt-wide geochemical survey in order to identify centers of gold mineralization beneath the till cover. As at the date of this AIF, the survey has been completed with all results from this program pending.

BUSINESS DESCRIPTION

General

Auryn is a technically driven, capital efficient exploration company focused on delivering shareholder value through accretive project acquisition and discovery. The Company’s management team is highly experienced with a record of success in the discovery, advancement and monetization of exploration assets.

Auryn has an extensive multidisciplinary technical team, a premier gold exploration portfolio and is focused on scalable high-grade gold deposits in established favourable mining jurisdictions.

The Company is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral properties are the Committee Bay gold project located in Nunavut, Canada and the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in northwestern British Columbia. The Company also holds a substantial project portfolio in Peru.

The Company has also secured rights to various mining concessions in southern and central Peru.

As at December 31, 2017 the Company had approximately 22 full-time employees at its office in Vancouver, Canada.

The Company has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets.

Risk Factors

An investment in securities of Auryn involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Auryn considers the following risks to be most significant for potential investors in Auryn, but such risks do not necessarily comprise all those associated with an investment in Auryn. Additional risks and uncertainties not currently known to management of Auryn may also have an adverse effect on Auryn’s business. If any of these risks actually occur, Auryn’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Auryn’s business.

Commodity Price Fluctuations and Cycles

Junior resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interests subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of Auryn to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict with any certainty future mineral prices. As Auryn’s business is in the exploration stage and as Auryn does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Exploration Activities May Not be Successful

Exploration for, and development of, mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Auryn cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of future mining operations may differ materially from Auryn’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Exploration Stage Operations

The Company’s operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

The mineral exploration business is very speculative. All of the Company’s properties are at an early stage of exploration. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial or any quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as gold prices. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Calculation of Reserves, Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and the corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties. To date, the Company has not established mineral reserves on any of its mineral properties.

Additional Funding Requirements

As Auryn’s business is in the exploration stage and as Auryn does not carry on production activities, it will require additional financing to continue its operations. Its ability to secure additional financing and fund ongoing exploration is affected by the strength of the economy and other general economic factors. There can be no assurance that Auryn will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

Specialized Skill and Knowledge

Various aspects of Auryn’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. Auryn’s management team and board of directors provide much of the specialized skill and knowledge. Auryn also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by Auryn in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Auryn competes against other companies to identify suitable exploration properties. Competition in the mineral exploration business is intense, and there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary exploration equipment, as well as for access to funds. Auryn is competing with many other exploration companies possessing greater financial resources and technical facilities than that currently held by Auryn.

Environmental Protection

Auryn’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon Auryn’s current operations, capital expenditures, earnings or competitive position.

Property Commitments

Auryn’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Auryn to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Political, Economic and Social Risks and Uncertainties

Auryn’s operations at the Committee Bay Project are located in Nunavut and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties. Risks and uncertainties of operating in Nunavut vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather.

Auryn’s operations in Peru are located within a special economic zone situated within 50km of the Peruvian border. Regardless of Peru’s progress in recent decades in restructuring its political institutions and revitalizing its economy, the country has a history of political and economic instability under both democratically elected and dictatorial governments, particularly through the 1980’s. The Company believes that the current conditions in Peru are stable and conducive to conducting business, however, the Company’s current and future mineral exploration, development and mining activities could be impacted by adverse political, social or economic developments. Adverse developments could include: widespread civil unrest and rebellion; the imposition of unfavourable government regulations on foreign investment, production and extraction, prices, exports, income taxes, environmental compliance or worker safety; or the expropriation of property.

Environmental Regulatory Risks

Auryn’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Auryn’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Changes in Government Regulation

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Auryn’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Auryn.

Auryn may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Properties May be Subject to Defects in Title

Auryn has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Auryn’s detriment. There can also be no assurance that Auryn’s rights will not be challenged or impugned by third parties.

Some Auryn’ mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Auryn mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Auryn has not determined which, if any, of the Auryn mineral claims is junior to a mineral claim held by a third party.

Although Auryn is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Auryn’s senior officers are critical to its success. In the event of the departure of a senior officer, Auryn believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as Auryn grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As Auryn’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If Auryn is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of Auryn.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Auryn may become subject could have a material adverse effect on Auryn’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Auryn’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Auryn has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Auryn may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Auryn may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Auryn may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Auryn is not currently covered by any form of environmental liability insurance. See “Risk Factor - Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Auryn and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Auryn is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of Auryn, personal injury or death, environmental damage or, regarding the exploration activities of Auryn, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to Auryn. If Auryn is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which Auryn’s activities are subject will be available at all or at commercially reasonable premiums. Auryn is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Limited Business History and No History of Earnings

Auryn has only recently commenced operations and has no history of operating earnings. The likelihood of success of Auryn must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Auryn has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Auryn will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

In addition, Auryn’s activities are focused primarily on the Committee Bay Project. Any adverse changes or developments affecting this project would have a material and adverse effect on Auryn’s business, financial condition, results of operations and prospects.

Claims by Investors Outside of Canada

Auryn is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of Auryn’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Auryn’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Auryn.

Changes in the Market Price of Common Shares may be Unrelated to Auryn’s Results of Operations and could have an Adverse Impact on Auryn

The Auryn Shares are listed on the TSX. The price of Auryn Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Auryn’s performance that may have an effect on the price of Auryn Shares and may adversely affect an investors’ ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Auryn include: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in Auryn’s securities; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of Auryn Shares and a substantial decline in the price of the Auryn Shares that persists for a significant period of time.

As a result of any of these factors, the market price of Auryn Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Auryn may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur.

Future Sales May Affect the Market Price of the Auryn Shares

In order to finance future operations, Auryn may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Auryn cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Auryn’s securities will have on the market price of the Common Shares.

Dividend Policy

No dividends on the Common Shares have been paid by Auryn to date. Payment of any future dividends, if any, will be at the discretion of the Auryn Board of directors (the “Board”) after taking into account many factors, including Auryn's operating results, financial condition, and current and anticipated cash needs.

No History of Earnings

The Company has no history of earnings and there is no assurance that its mineral properties will generate earnings, operate profitably or provide a return on investment in the near future. The Company has not paid dividends in the past and has no plans to pay dividends for the foreseeable future, if ever. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant.

Risk of Foreign Operations

In Peru, the jurisdiction in which Auryn has mineral properties, such mineral properties are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In addition, in the event of a dispute arising from foreign operations, Auryn may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. Alturas also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Auryn to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on Auryn’s operations.

Peru is the world’s largest producer of silver, second largest producer of copper, third of zinc, fourth of lead and the sixth largest producer of gold. It also has the largest reserves of silver and the third largest copper and zinc reserves in the world. In 2017, mining provided a significant portion of Peru’s export revenues. Peru’s has enjoyed improvements in its GDP over the past decade, in a macroeconomic context of low inflation and declining poverty levels.  On the downside, the economy is most vulnerable in the short term to a global growth shock that permeates through lower commodity prices.

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COMMITTEE BAY PROJECT

Amended and Restated Technical Report

On June 16, 2017, the Company filed a technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” with an effective date of May 31, 2017 with respect to its Committee Bay project (the “Original 2017 Committee Bay Technical Report”). On November 3, 2017, the Company filed an amended and restated technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated October 23, 2017 with an effective date of May 31, 2017 with respect to its Committee Bay project (the “Amended 2017 Committee Bay Technical Report”). The Amended 2017 Committee Bay Technical Report amended the Original 2017 Committee Bay Technical Report to remove an incorrect reference to the previous 2013 mineral resource estimate being current and to confirm that the current mineral resource estimate in the Amended 2017 Committee Bay Technical Report, which is effective May 31, 2017, reflected updated metal price, exchange rate and operating cost assumptions.

The following information on the Committee Bay Project is a summary of the Amended 2017 Committee Bay Technical Report and is qualified by reference to the Amended 2017 Committee Bay Technical Report in its entirety. Readers are encouraged to review the Amended 2017 Committee Bay Technical Report under the Company’s profile at www.sedar.com.

Project Description and Location

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Committee Bay Project is only accessible by air, either from Rankin Inlet or Yellowknife, Northwest Territories. The Committee Bay Project is centered at approximately 7,400,000m N and 570,000m E (NAD 83, Zone 15N) in 1:250,000 scale map sheets 56J (Waker Lake), 56K (Laughland Lake), 56O (Arrowsmith River) and 56P (Ellice Hills).

Land Tenure

As of the effective date of the Amended 2017 Committee Bay Technical Report, the Committee Bay Project consists of three non-contiguous blocks totalling 44 crown leases, 274 claims and one sub-surface exploration agreement covering IOL totalling approximately 427,978 ha. Auryn reports that the leases, claims and the sub-surface exploration agreement are in good standing. Applications are pending for an additional 13 leases totalling approximately 13,714.5 ha.

On March 20, 2015, Auryn announced that it had entered into a definitive joint venture agreement with North Country whereby it could earn a 51% interest in North Country’s Committee Bay Project by incurring $6 million in expenditures over a 30 month period. Of that amount, $500,000 was a firm commitment to be spent within 12 months. Auryn also agreed to buy 10 million of North Country shares at a price of $0.05 each as part of a non-brokered private placement.

On June 30, 2015, Auryn announced that it had entered into a letter agreement with North Country whereby it would acquire all the North Country shares that it did not already own in exchange for 13.8 million shares of Auryn valued at approximately $20.4 million. The Auryn shares issued as part of the agreement constituted approximately 30.7% of Auryn’s outstanding shares. On September 25, 2015, Auryn announced that it had completed the agreement and that North Country had become a subsidiary of Auryn.

Accessibility

The Committee Bay Project is located 430 km northwest of Rankin Inlet, Nunavut. Access to Rankin Inlet is achieved via regularly scheduled commercial flights (Canadian North and/or First Air) from Yellowknife, Northwest Territories;Winnipeg, Manitoba; and Ottawa, Ontario. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Baker Lake, Naujaat (Repulse Bay), Gjoa Haven, Taloyoak, and Kugaaruk (Pelly Bay) are accessible by scheduled commercial flights.

At the Three Bluffs camp site, Hayes Camp, an esker airstrip is accessible by Twin Otter fixedwing aircraft on oversized tires from June through early September. Parts of the Hayes River area are accessible to float-equipped fixed-wing aircraft by late June. Fixed-wing and helicopter charters may be arranged either from Rankin Inlet or from Yellowknife. In order to facilitate the mobilization of large quantities of equipment and supplies for exploration programs, a 5,000 ft airstrip (ice-strip) is constructed each spring on Sandspit Lake at Hayes Camp.

Climate

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July.

Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

Table 2 illustrates the major climatic data for the three closest Environment Canada weather stations, Repulse Bay, Pelly Bay and Gjoa Haven, located approximately 235 km to the east, 220 km to the north, and 290 km to the northwest, respectively.

TABLE 2 – CLIMATIC DATA
Auryn Resources Inc. – Committee Bay Project

	Repulse Bay	Pelly Bay	Gjoa Haven
Mean January temperature Mean July temperature Extreme maximum temperature Extreme minimum temperature Average annual precipitation Average annual rainfall Average annual snowfall	-31.3°C 8.8°C 28.0°C -50.0°C 311.3 mm 123.8 mm 215.4 cm	-33°5C 9.3°C 29.0°C -51.5°C 261.3 mm 116.6 mm 146.2 cm	-33.8°C 11.6°C 33.6°C -50.6°C 272.5 mm 163.4 mm 126.5 cm

Source: Environment Canada

Local Resources

Most services are available in Baker Lake, Kugaaruk, and Rankin Inlet, including: groceries; hotel accommodations; expediting services; and some camp supplies. Anything that is not locally available can be shipped in via daily scheduled air services.

The Rankin Inlet area is a hub of mining activity in the region. Exploration and mining suppliers and contractors are available from Manitoba and the Northwest Territories. General labour is readily available from the local communities.

Existing Infrastructure

There is no permanent infrastructure at the Committee Bay Project. Auryn maintains three camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity) and the Ingot Camp (10 person capacity). The Committee Bay Project also benefits from a 914 m, graded, esker airstrip at the Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, and 320m tundra airstrip at the Bullion Camp. A drill water system is maintained at the Three Bluffs site.

History

Key historical events are:

•	1961 and 1967: Mapping done in the area by the Geological Survey of Canada (GSC).

•	1970: King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas. Follow-up work includes geophysics and detailed mapping, trenching, and sampling.

•	1970, 1974, and 1976: Cominco Ltd. carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area.

•	1971: The Aquitaine Company conducted airborne electromagnetic (EM) and magnetometer surveys.

•	1972 to 1977: Detailed re-mapping of the area was done by the GSC.

•	1979: Urangesellschaft Canada Ltd. carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area.

•	1986: Wollex carried out geological mapping and rock sampling in the West Laughland Lake area.

•	1992: GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group.

•	1994: Channel sampling carried out over the Three Bluffs area but the results were lost.

•	1996: Terraquest Ltd. conducted a high-resolution airborne magnetometer survey.

•	1997 to 1998: P.H. Thompson Geological Consulting Ltd. conducted regional geological mapping in the Three Bluffs area.

•	1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt.

•	1992 to 2012: Apex Geoscience Ltd. (Apex) carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes.

Past Production

There has been no previous production from the Committee Bay Project.

Geology and Mineralization

The Committee Bay area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The Committee Bay Greenstone Belt (the “CBGB”), which hosts the gold occurrences discussed in the Amended 2017 Committee Bay Technical Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to Committee Bay. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to three metres near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

Exploration Status

The Three Bluffs deposit is at the Mineral Resource development stage. The remainder of the Property is at the early exploration stage.

During 2017, the Company announced the results from its Rotary Air Blast (“RAB”) drill program at THE Committee Bay Project. The results received represent approximately 30,000 meters across approximately 150 drill holes targeting areas away from the existing Three Bluffs deposit. Highlights from the drilling are as follows:

•	Aiviq prospect - 12.2 meters of 4.7g/t Au (including 3.05 meters of 18.09 g/t Au) intersected in an interpreted silicified shear zone;

•	Aarluk prospect - 4.57 meters of 2.52 g/t gold was intersected in banded iron formation;

•	West Plains prospect - 9.15 meters of 3.48g/t Au (including 6.1 meters of 4.93 g/t Au), 9.15 meters of 2.89g/t Au and 6.10 meters of 2.54g/t Au (including 1.53 meters of 7.48 g/t Au) all intersected in banded iron formation; and

•	Inuk prospect - 25 meters of 1.15g/t Au (including 3.05 meters of 4.13g/t Au) 400 meters away from the historic intercept of 12.6 meters of 16.04 g/t Au within sulphidized banded iron formation.

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, Northwest Territories and Vancouver, British Columbia for preparation and then to ALS Lab in Vancouver, British Columbia for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

In 2015 and 2016, Auryn completed a total of 95 RAB holes for approximately 13,045 m and seven diamond drill holes for approximately 3,715 m on the Committee Bay Project. This drilling was located on new prospects and did not affect the current Mineral Resources.

Mineral Resources

The Mineral Resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of Indicated Mineral Resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of Inferred Mineral Resources grading 7.64 g/t Au, containing 720,000 ounces of gold. Compared to the previous Mineral Resource estimate prepared by RPA in 2013, the tonnage has decreased and the grades have increased due to a higher cut-off grade based on the current metal price, exchange rate, and operating cost assumptions.

The estimate was carried out using a block model method constrained by wireframe gradeshell models, with Inverse Distance Cubed (ID3) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. A lower set of cut-off criteria were used for the open pit versus the underground to reflect the lower costs that should be incurred by mining from surface. To fulfil the resource criteria of “reasonable prospects for eventual economic extraction”, a preliminary pit shell was generated from the open pit model. Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell.

Mineral Reserves

There are no mineral reserves on the Committee Bay Project.

Adjacent Properties

The Committee Bay Project is contiguous with claims held by various companies and individuals. None of the adjacent claims are known to host mineralized zones comparable to the Three Bluffs deposit. No reliance was placed on any information from adjacent properties in the estimation and preparation of the Mineral Resources reported in Amended 2017 Committee Bay Technical Report. Adjacent properties are therefore not deemed material.

Conclusions

The Committee Bay Project is located within the granite-greenstone rocks of the Archean Prince Albert group, a component of the Rae Domain within the Western Churchill Province. The Three Bluffs gold deposit is characterized by a thick interval of iron formation that appears to form the nose of an upright isoclinal antiform. The majority of the gold mineralization is hosted in silicate, oxide, and/or sulphide facies iron formation. Gold mineralization has also been identified in shear hosted quartz veins in sedimentary and volcanic rocks.

Drilling has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically. Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization. The geological models are reasonable and plausible interpretations of the drill results.

Exploration protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The drill hole database was verified by RPA and is suitable for Mineral Resource estimation work.

The previous resource model prepared by RPA in April 2013 remains representative of the mineralization. There has been no new drilling in the immediate area of those resources. The cut-off grades were adjusted based on an updated metal price, exchange rate, and operating cost assumptions and the updated Mineral Resource was assigned a new effective date of May 31, 2017.

Mineral Resources for the Three Bluffs deposit were estimated assuming combined open pit and underground mining methods. At cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground, Indicated Mineral Resources are estimated to total 2.07 Mt at an average grade of 7.85 g/t Au containing 524,000 ounces gold. At the same cut-off grades, Inferred Mineral Resources are estimated to total 2.93 Mt at an average grade of 7.64 g/t Au containing 720,000 ounces gold. The open pit Mineral Resources were constrained by a preliminary pit shell generated in Whittle software. Underground Mineral Resources are reported at the high cut-off grade outside of the pit shell.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity and flotation followed by cyanide leaching of the concentrate. In RPA’s opinion, however, additional metallurgical testwork is warranted.

The Committee Bay Project covers virtually all of the Committee Bay supracrustal belt which hosts a regionally significant and highly prospective corridor for gold. Previous exploration on the Committee Bay Project did not effectively screen the large property holdings. Auryn’s exploration strategy is both successful and cost effective. Auryn’s work in 2015 and 2016, which covers approximately 85% of the current property holdings, was able to highlight 17 significant gold in till anomalies, several of which are located away from any previously known gold occurrences. There is good potential to discover additional mineralization and to add to the resource base on the Property.

Recommendations

RPA has reviewed and concurs with Auryn’s proposed exploration programs and budgets. Phase 1 of the recommended work program will include a desktop review of the 2015 and 2016 exploration results in an effort to define the most effective exploration program to determine the source of the recently identified 17 gold in till anomalies. The field portion of Phase 1 will consist of boulder mapping, detailed infill till sampling, and ground magnetics to identify the highest probability targets which will be immediately drill tested. In addition to the target follow-up, Phase 1 exploration should include the completion of the regional till sampling and drone programs over the remaining 15% of the CBGB.

The Phase 1 program is anticipated to include collection of 17,000 detailed infill till samples and 2,350 regional till samples and completion of 1,200 km2 of drone coverage and 25,000 m of RAB drilling. The Phase 1 program is estimated to cost approximately $20 million. Details of the recommended Phase I program can be found in Table 3 below.

TABLE 3 – PROPOSED BUDGET – PHASE 1
Auryn Resources Inc. – Committee Bay Project

Item	$
PHASE 1
Head Office Expenses	228,000
Project Management/Staff Cost	2,462,000
Expense Account/Staff Travel	1,771,000
Lease Payments	157,000
Till Sampling	685,000
Ground Magnetics	200,000
Drone Surveying	93,000
RAB Drilling	4,863,000
Assaying/Analyses	1,084,000
Camp Costs	650,000
Air Support	5,936,000
Subtotal	18,129,000
Contingency	1,813,000
TOTAL	19,942,000

A Phase 2 exploration program, contingent on the results of Phase 1, will mainly consist of drilling. Initially, all of the Three Bluffs drill core should be re-logged so that controls on mineralization can be better understood. Following that, 5,000 m to 10,000 m of exploration diamond drilling is proposed at Three Bluffs to test for the continuity of high grade mineralization at depth and along strike from the current deposit. In addition to the focused work at Three Bluffs, it is recommended that any significant RAB drill intersections from the Phase 1 program be followed up with additional RAB drilling and focused diamond drilling. It is also anticipated that additional targets will be identified during the completion of the regional program and these will have to be targeted using a systematic approach, which includes boulder mapping, detailed infill till sampling, and ground magnetics.

The Phase 2 exploration program is anticipated to include the completion of both diamond and RAB drilling, along with the collection of surface samples. The recommended Phase 2 program is estimated to cost between $20 million and $25 million. Details of the recommended Phase 2 program can be found in Table 4 below.

TABLE 4 – PROPOSED BUDGET – PHASE 2
Auryn Resources Inc. – Committee Bay Project

Item	$
PHASE 2
Head Office Expenses	250,000
Project Management/Staff Cost	2,500,000
Expense Account/Staff Travel	1,800,000
Lease Payments	157,000
Till Sampling	500,000
RAB Drilling	2,000,000
Diamond Drilling	6,000,000
Assaying/Analyses	1,000,000
Resource Estimate Update	65,000
Metallurgical Test Work	100,000
Air Support	6,000,000
Camp Costs	700,000
Subtotal	21,172,000
Contingency	2,117,000
TOTAL	23,289,000

HOMESTAKE RIDGE PROJECT

Technical Report

On October 12, 2017, the Company filed a technical report entitled “Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia” dated September 29, 2017 with an effective date of September 1, 2017 (the “Original 2017 Homestake Ridge Technical Report”) with respect to the Homestake Ridge Project located in the Skeena Mining Division, northwestern British Columbia, Canada. On November 3, 2017, the Company filed an amended and restated technical report with respect to its Homestake Ridge Project entitled “Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia” dated October 23, 2017 with an effective date of September 1, 2017 prepared by David A. Ross, M.Sc., P.Geo. and Paul Chamois, M.Sc.(A), P.Geo. of RPA (the “Amended 2017 Homestake Ridge Technical Report”). The Amended 2017 Homestake Ridge Technical Report amended Section 6 of the Original 2017 Homestake Ridge Technical Report in order to clarify that (i) certain resources originally referred to as “Historical Estimates” had been reported in prior NI 43-101 technical reports, and accordingly were not “Historical Estimates” within the meaning of NI 43-101, and (ii) to remove reference to the previous historical 2013 resource estimate remaining current, given that the Original 2017 Homestake Ridge Technical Report and the Amended 2017 Homestake Ridge Technical Report provided and updated resource estimate with an effective date of September 1, 2017.

The purpose of the Original 2017 Homestake Ridge Technical Report and Amended 2017 Homestake Ridge Technical Report was to support the disclosure of an updated Mineral Resource estimate. RPA visited the property from August 26 to 28, 2017. The effective date of the updated Mineral Resource estimate is September 1, 2017.

The following information on the Homestake Ridge Project is a summary of the Amended 2017 Homestake Ridge Technical Report and is qualified by reference to the Amended 2017 Homestake Ridge Technical Report in its entirety. Readers are encouraged to review the Amended 2017 Homestake Ridge Technical Report under the Company’s profile at www.sedar.com.

Project Description and Location

The Homestake Ridge Project covers 7,547.15 ha and is located approximately 32 km southeast of Stewart, British Columbia, and approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC. The property is located within NTS 1:50,000 scale topographic map 102/P13. It is centred at approximately 55° 45' 12.6" N latitude and 129° 34' 39.8" W longitude on Terrain Resource Integrated Management (TRIM) maps 103P072 and 103P073 and lies within Zone 9 of the UTM projection using the NAD83 datum.

Land Tenure

The Homestake Ridge Project comprises four non-contiguous blocks consisting of seven crown grants and 36 mineral claims covering a total area of 7,547.15 ha in the Skeena Mining Division. The crown grants include surface rights, while the mineral claims do not include surface rights.

On June 14, 2016, Auryn announced that it had entered into a binding letter agreement whereby it would acquire all the issued and outstanding common shares of Homestake. On September 8, 2016, Auryn announced that it had completed a plan of arrangement and that Homestake had become a wholly-owned subsidiary of Auryn. Homestake holds a 100% interest in the Homestake Ridge Project, subject to various royalty interests on certain claims held by vendors, with some claims requiring annual royalty payments.

Accessibility

The Homestake Ridge Project is located 32 km southeast of Stewart, BC, at the southern extent of the Cambria ice field. Access to the Homestake Ridge Project from the town of Kitsault is by boat/barge to the community of Alice Arm. From there, an upgraded tractor trail follows an old railway bed for a distance of 32 km into the area of the past producing Dolly Varden silver mine, approximately four kilometres from the southern boundary of the Homestake Ridge Project. From there, overgrown mule trails lead to the historic workings of the Vanguard and Homestake areas of the Homestake Ridge Project. Helicopters are available for charter from either Prince Rupert, Terrace, or Stewart.

Climate

Climate in the area is classified as Oceanic or Marine West Coast and is characterized by moderately cool summers and mild winters with a narrower annual range of temperatures compared to sites of similar latitude. Climate data derived from the closest monitoring station (Nass Camp) indicates that temperatures range from an average low of -6.6°C in January to an average high of 21.6°C in July. The mean temperature for the year is 5.3°C.

The area receives 1,065 mm of precipitation each year (expressed in mm of water). Rainfall peaks in October with 165 mm. Snowfall is highest in December and January when accumulations are 92 cm and 91 cm respectively. The property is reported to be covered in snow from late September to late June. Precipitation and heavy fog often impact on airborne access to the Homestake Ridge Project.

Local Resources

The Homestake Ridge Project is located north of the historic mining towns of Kitsault and Alice Arm. Both towns are located at Alice Arm, a branch of the Observatory Inlet and part of the Portland inlet system which hosts Canada’s most northerly, ice-free, deep sea port at Stewart.

Sprott Power Corp. (Sprott Power) initiated development of six hydroelectric projects in the Upper Kitsault Valley. To facilitate the construction, roads and bridges are being upgraded in that area. Sprott Power is also redeveloping shutdown hydroelectric utilities in the area including the Kitsault dam and powerhouse. The Government of British Columbia has announced the resurfacing of 18 km of Highway 113, which will improve access to Kitsault from Terrace.

Labour and supplies for the Homestake Ridge Project can be brought in from Terrace, which lies 185 km to the south, along Highway 113. Terrace has a population of 12,109 (2001 census) and hosts wide range of supplies, services, and trained labour. Terrace is serviced by three air carriers with daily scheduled flights.

Existing Infrastructure

There is no permanent infrastructure at the Homestake Ridge Project. A temporary camp capable of housing 40 people was established at 55°44.406’ N and 129°35.128’ W for the duration of the 2017 exploration program.

History

The Homestake Ridge Project comprises two areas of historic exploration. The Homestake and the Vanguard groups have been tested by past explorers starting in the early 1900s after the discoveries at Anyox and in the Stewart region. Claims were first staked at the Homestake group between 1914 and 1917. In 1925, the original claims were given “Crown Grant” status.

In 1939, the property was optioned by British Lion Mines Ltd. British Lion Mines Ltd. conducted extensive trenching and excavated two (Smith and Myberg) adits, shipping eight tonnes of selected ore that returned 1,120 g Au, 1,617 g Ag, 63.5 kg Pb, 303 kg Zn and 599 kg Cu from the Homestake group of claims. This is the only known production from the property.

In 1947, a cross-cut adit was begun on the Nero claim (operator unknown) that formed part of the Vanguard group. Work continued until the early 1950s when the claims were abandoned.

In 1964, Dwight Collison of Alice Arm staked the area, conducted surface trenching, limited underground work, and drilled seven holes for an aggregate of 58.2 m, on the Lucky Strike and Cascade claims which make up part of the Homestake group. In 1966, Canex Aerial Exploration Ltd. undertook an exploration program and in 1967, Amax Exploration conducted and extended examination of the Vanguard group.

In 1979, Newmont Exploration of Canada Ltd. optioned part of the property, which excluded the original Homestake and Vanguard claims and targeted near surface massive sulphides. Newmont Exploration of Canada Ltd. terminated the option in late 1980. Caulfield Resources Ltd. explored the Vanguard group in 1981, but no subsequent work was done.

Homeridge Resources Ltd. optioned the property in 1984, but no work was done. The claims were allowed to lapse in 1986, were re-staked and optioned to Cambria Resources Ltd., which completed geological mapping, lithogeochemical sampling, trenching and 4.3 line km of IP and resistivity surveys.

The ground was optioned to Noranda Exploration Company Limited. Between 1989 and 1991, Noranda Exploration Company Limited consolidated ground by optioning more area including the Cambria, Homestake, and Vanguard claims. Geological mapping and geophysical surveys were conducted and twelve diamond drill holes were cored for a total of 1,450.05 m.

Teck Resources Limited acquired the current Homestake Ridge property in 2000 via option agreements and staking. From 2000 to 2002, Teck Resources Limited conducted geochemical and geological surveys, trenching, and drilling for volcanogenic massive sulphide (VMS) deposits.

Homestake (formally Bravo Venture Group) optioned the property from Teck Resources Limited in 2003. Homestake’s work, prior to 2009, consisted of the compilation of historic data, the performance of geochemical and geophysical surveys, geological mapping, and the drilling of 27,289 m in 120 NQ2 and BTW diamond drill holes. In 2007, Homestake released a NI 43-101-compliant Mineral Resource estimate at a 0.5 g/t AuEq cut-off grade which totalled 11.9 Mt in the Inferred category grading 2.36 g/t Au, 15.0 g/t Ag, and 0.11% Cu.

From 2008 to 2009, resumed diamond drilling and was successful in confirming the known mineralized zones as well as discovering the Homestake Silver Zone located approximately 700 m to the southeast of the Main Homestake deposit.

In 2010, Scott Wilson RPA prepared an updated NI 43-101 compliant Mineral Resource estimate for the Homestake Ridge Project at a 3 g/t AuEq cut-off grade which totalled 888,000 t in the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 0.15% Cu and 2.34 Mt in the inferred category grading 4.62 g/t Au, 106 g/t Ag and 0.13% Cu.

From 2010 to 2012, Homestake completed additional surface exploration including further mapping, soil and rock sampling, 13.54 line km of IP surveying, and diamond drilling resulting in the identification of new exploration targets and the significant expansion of Mineral Resources estimate on the Homestake Ridge Project.

In April of 2011, Homestake announced the results of an updated Mineral Resource estimate at the Homestake Silver Zone by RPA, which resulted in a significant increase in the inferred resources of the previous estimate. The reported resource at a 3.0 g/t AuEq cut-off grade totalled 888,000 t in the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 4.1 Mt in the inferred category grading 4.62 g/t Au, 103 g/t Ag.

In 2011 a new discovery was made 800 m to the southwest of, and parallel to, the Main Homestake and Homestake Silver deposits. This area, known as the South Reef target was tested by three holes with all three intersecting +30 g/t Au mineralization.

During 2012, Homestake completed two phases of drilling focussed on the delineation and extension of the South Reef target. The second phase of drilling was funded by Agnico Eagle Mines Limited as part of an option agreement (see below). The 2012 drilling was successful in identifying an approximate 250 m strike by 250 m down dip before ending in, or being offset by, a major fault structure. Mineralization is open along the strike to the northwest. Other targets remain on the property.

Agnico Eagle Mines Limited optioned the property from Homestake in 2012. From 2013 to 2014, Agnico Eagle Mines Limited completed exploration consisting of prospecting, reconnaissance geological mapping, soil sampling, a limited amount of ground geophysical (magnetics and IP) surveying and diamond drilling consisting of 16 holes totalling approximately 6,525 m. The drilling suggested that the Slide Zone is concordant with the Homestake Main and Homestake Silver zones and trends north northwesterly and dips steeply to the northeast. The option was subsequently terminated.

Past Production

In 1939, British Lion Mines Ltd. shipped eight tonnes of selected ore that returned 1,120 g Au, 1,617 g Ag, 63.5 kg Pb, 303 kg Zn, and 599 kg Cu from the Homestake group of claims. This is the only known production from the Homestake Ridge Project.

Geology and Mineralization

The Homestake Ridge Project is located within a lobe of Upper Triassic to Middle Jurassic strata exposed along the western edge of the Bowser Basin within the Stikinia Terrane of the Intermontane Belt. Stikinia formed in the Pacific Ocean during Carboniferous to Early Jurassic (320 Ma to 190 Ma) and collided with North America during the Middle Jurassic.

The Homestake Ridge Project occurs within the metallogenic region known as the Stewart Complex. Described as the contact of the eastern Coast Plutonic Complex with the west-central margin of the successor Bowser Basin, the Stewart Complex ranges from Middle Triassic to Quaternary in age and is comprised of sedimentary, volcanic and metamorphic rocks.

The Homestake Ridge Project covers the transition between the sedimentary and volcanic rocks of the Upper Triassic to Lower Jurassic Stuhini Group, a complex sequence of Lower to Middle Jurassic sedimentary, volcanic and intrusive rocks of the Hazelton Group and sedimentary rocks of the Upper to Middle Jurassic Bowser Lake Group.

The Lower Hazelton rocks comprise fine-grained to feldspar-hornblende phyric volcanic and volcaniclastic rocks of andesite to latite/trachyte composition and may include some phases of hypabyssal monzonite. This lower stratigraphy of the Hazelton Group extends along the length of the Homestake Ridge from the Main Homestake Zone to the Vanguard Copper showings and is the host rock and footwall sequences to the three known mineral deposits, the Main Homestake, Homestake Silver and South Reef zones as well as numerous other showings.

The cessation of Hazelton volcanism and continued sub-basin development resulted in a rapid facies changes into calcareous sandstones, grits, and conglomerates progressing upwards to thinly laminated and alternating beds of black graphitic and pyritic mudstones and light grey siltstones or very fine-grained sandstones (possible “pyjama beds”) correlated to the Salmon River formation.

In the northern part of the property at the headwaters of Homestake Creek, rhyolitic volcanic rocks occur at the base of the Salmon River sediments.

The eastern part of the property is dominated by the Middle to Upper Jurassic Bowser Basin Group which conformably overlies the thin bedded graphitic argillites of the Salmon River formation.

Structure on the property largely reflects northeast-southwest compression that has continued from the Jurassic to present day. Recent drilling and mapping suggest that the local stratigraphy has undergone several deformation events including uplift and local extension of the Stuhini and lower Hazelton stratigraphy. Large northeast trending ankerite bearing faults have been mapped and related to Tertiary east-west extension.

Exploration Status

Since acquiring the Homestake Ridge Project, Auryn has completed a limited amount of induced polarization surveying, a soil sampling program and a 15,000 meter diamond drill program. On December 12, 2017, the Company announced the results of its 15,000-meter core drilling program at the Homestake Ridge Project. The program targeted 2 of 7 target areas identified away from the existing deposits and was successful in identifying the plunge of the high-grade South Reef zone. Highlights include 30 meters of 2.00 g/t Au (including 4m @ 6.03g/t Au & 2m @ 11.80 g/t Au), 10 meters of 4.12 (including 2m @ 18.01 g/t Au), 18m of 1.29g/t Au (including 4m of 4.18g/t Au), 8m of 2.67 g/t Au (including 2m of 7.4 g/t), and 14m of 1.23g/t Au. These results identified the geometry of the high-grade mineralization at the South Reef main zone that remains open to the northwest and importantly have identified an emerging parallel high-grade structure (Upper zone) 175 meters to the north of the main zone. These results do not have a material impact of the Homestake Ridge Resource statement presented in Table 5.

Homestake Ridge Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive meters of less than 0.2 g/t Au.

Analytical samples were taken by cutting NQ diameter core into equal halves on site and sending one of the halves to ALS Laboratories in Terrace, BC, Vancouver, BC or Thunder Bay, ON for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA23) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where AA23 results were > 5 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Mineral Resources

The current Mineral Resource estimate for the Homestake Ridge Project is summarized in Table 5 below.

TABLE 5 - MINERAL RESOURCE STATEMENT AS AT SEPTEMBER 1, 2017

Auryn Resources Inc. – Homestake Ridge Project

Classification	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.624	6.25	125,000	47.9	1.0	0.18	2.4
Inferred	7.245	4.00	932,000	90.9	21.2	0.11	16.9

Notes:

1.	CIM Standards were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.
3.	Assumptions used to calculate AuEq values are described in the Amended 2017 Homestake Ridge Technical Report.
4.	Mineral Resources are estimated using a long-term gold price of US$1,300 per ounce, and a US$/C$ exchange rate of 1.2.
5.	A minimum horizontal width of two metres was used.
6.	Bulk density ranges from 2.66 t/m3 to 2.85 t/m3 depending on the domain.

RPA updated the Mineral Resource estimate for the Homestake Ridge Project at a cut-off grade of 2 g/t (AuEq). Grades for gold, silver, copper, arsenic and antimony were estimated into the blocks using ID3 weighting. Three block models, one for each of the three main deposit zones, were created in 2013 using GEMS software. Block size for all models was 5 m x 5 m x 5 m. The wireframe models were constructed in Surpac by Homestake personnel working in consultation with RPA. The assay data comprised drilling and trench sampling results from programs conducted by Homestake.

The main areas of the deposit are the Homestake Main Zone, the Homestake Silver Zone, and the South Reef Zone. The Homestake Main Zone is the more copper-rich of the zones, with both gold-rich and silver-rich variants and an apparent trend of increasing copper grade with depth. The Homestake Main Zone consists of a broad corridor of sub-parallel anastomosing zones which strike approximately 137° and dip steeply to moderately to the northeast. Most of the zones dip at 75° to 80°, flattening to 45° in the central section between elevations 750 MASL and 900 MASL. Widths range from centimetre-scale to four metres in true thickness. Locally, the zones are observed to jog abruptly in a left-lateral sense which is attributed to cross-faulting. These disruptions can be 30 m or more. The Homestake Main Zone has been traced on surface and in drill intercepts for a strike length of 750 m, and a vertical extent of approximately 500 m.

Mineral Reserves

There are no Mineral Reserves at the Homestake Ridge Project.

Adjacent Properties

The Homestake Ridge Project is contiguous with claims held by a number of companies and individuals:

•	Dolly Varden Resources - located approximately 25 km north of Alice Arm, the Dolly Varden property comprises 9,374 ha and includes two former producing silver mines - the Dolly Varden Mine and the Torbrit Mine. The property is owned by Dolly Varden Silver Corporation, which holds surface rights over some of these mineral claims. The Dolly Varden property adjoins the southern boundary of the property and is underlain by similar a volcano-sedimentary stratigraphy belonging mostly to the lower and middle Jurassic Hazelton Group.

•	Kinskuch Property - Homestake optioned the claim group in March 2011. Homestake could earn an 85% interest by making advanced minimum royalty payments totaling $580,000 and spending $3,000,000 in work on the property over a four-year period. The remaining 15% interest could be purchased from the optionor for $2,000,000 and granting a 2% net smelter return (“NSR”) royalty, of which 1% may be purchased for $1,000,000. The vendors are an independent group that staked and previously explored the claims. Subsequently, Homestake let this option lapse and no longer has an interest in the property.

•	Avanti Mining Inc. - Located at the head of Alice Arm, the property is the host of the rehabilitated Kitsault open pit mine. The property is 100% owned by Avanti Kitsault Mine Ltd., a wholly owned subsidiary of Avanti Mining Inc. A 1% NSR is held by Aluminerie Lauralco Inc. which may be purchased for US$10 million within 90 days of the presentation of a bankable feasibility study.

Conclusions

The Homestake Ridge Project is located within the prolific Iskut-Stewart-Kitsault Belt which hosts several precious and base metal mineral deposits. Diverse mineralization styles include stratabound sulphide zones, stratabound silica-rich zones, sulphide veins, and disseminated or stockwork sulphides. Mineralization is related to Early Jurassic feldspar-hornblende-phyric sub-volcanic intrusions and felsic volcanism and commonly occurs with zones of pyrite-sericite alteration. Numerous genetic models can be proposed for the area and local deposits present a broad range of characteristics.

Drilling has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically. Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization. The geological models are reasonable and plausible interpretations of the drill results. Exploration protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The drill hole database was verified by RPA and is suitable for Mineral Resource estimation work.

RPA updated the Mineral Resource estimate for the Homestake Ridge Project using the block model dated December 31, 2012 and a AuEq cut-off grade based on adjusted metal price, exchange rate and operating cost assumptions. No new drilling information has been received within the resource area and therefore a new effective date of September 1, 2017 was assigned to the Mineral Resource estimate. Data from the drilling being carried out in the late summer and fall of 2017 is expected to be received in October or November of 2017, and the Mineral Resource model and statement will be updated.

Mineral Resources were estimated considering a potential underground mining scenario. At a cut-off grade of 2 g/t AuEq, Indicated Mineral Resources were estimated to total 0.624 Mt at average grades of 6.25 g/t Au, 47.9 g/t Ag, and 0.18% Cu. At the same cut-off grade, Inferred Mineral Resources were estimated to total 7.245 Mt at average grades of 4.00 g/t Au, 90.9 g/t Ag, and 0.11% Cu. There are no Mineral Reserves estimated on the Homestake Ridge Project.

The wireframe models of the mineralization have done a reasonably good job of segregating the various zones (domains) within the deposit. The sample statistics show that there are still multiple populations within some of the domains. In RPA’s opinion, this may be due to higher grade zones within the relatively lower grade wireframes. Additional interpretive work may be able to segregate these higher grade domains, which would result in more robust grade interpolations.

Results from metallurgical test work suggest that the expected recoveries from a combined gravity/flotation processing plant would be: 85% to 93% for gold; 75% to 88% for silver; 85% to 90% for copper.

Recommendations

Exploration work carried out at the Homestake Ridge Project by previous operators and Auryn has identified significant gold, silver and base metal mineralization. Previous operators focused on stratabound mineralization models similar to that of Eskay Creek. Homestake highlighted several key structures that appear to be the main control on mineralization throughout the property. Work expanded the previously known mineralization in addition to identifying previously unknown mineralization corridors within the Homestake Ridge Project boundaries. Following up on these structures and structural corridors is highly recommended. A two phase multi-year program is recommended to complete additional exploration and resource definition drilling followed by a preliminary economic assessment.

RPA has reviewed and concurs with Auryn’s proposed exploration programs and budgets. Phase 1 of the recommended work program will build on the results of the 2017 exploration program by expanding and infilling both newly discovered zones of mineralization as well as known deposits with the aim of completing an updated mineral resource estimate. To complete Phase 1, it is recommended that a 20,000 m diamond drilling program be completed. Details of the recommended Phase I program can be found in Table 6 below.

TABLE 6 - Proposed Budget – Phase 1

Auryn Resources Inc. – Homestake Ridge Project

Item	$
PHASE 1
Head Office Expenses and Property Holding Costs	500,000
Geologic and Support Staff Cost	2,000,000
Geophysical and Drone Surveys	250,000
Surface Sampling and XRF	500,000
Diamond Drilling	7,500,000
Assaying/Analyses	1,125,000
Camp Costs	650,000
Helicopter Support	2,500,000
Engineering and Baseline Studies	500,000
Subtotal	15,525,000
Contingency	1,552,500
TOTAL	17,077,500

A Phase 2 exploration program, contingent on the results of Phase 1, will also be diamond drill focused with the goal of determining the extent of mineralization around the existing deposits and increasing the confidence level in certain areas of the resource by way of additional in-fill drilling. The goal of the Phase 2 drilling would be to bring the resource to the point that it could support the preparation of a preliminary economic assessment in 2019. In addition to the resource targeted drilling, it is recommended that satellite mineralized zones be investigated to determine their significance as the Homestake Ridge Project advances. It is recommended that the Phase 2 program consist of 20,000 m of drilling in addition to environmental, engineering and metallurgical studies as required to support a preliminary economic assessment. Details of the recommended Phase 2 program can be found in Table 7 below:

TABLE 7 - Proposed Budget – Phase 2

Auryn Resources Inc. – Homestake Ridge Project

Item	$
PHASE 2
Head Office Expenses and Property Holding Costs	750,000
Geologic Staff and Support Staff Cost	3,000,000
Geophysical and Drone Surveys	250,000
Surface Sampling and XRF	350,000
Diamond Drilling	7,500,000
Assaying/Analyses	1,125,000
Engineering and Baseline Studies	1,500,000
Helicopter Support	2,500,000
Camp Costs	750,000
Subtotal	17,725,000
Contingency	1,772,500
TOTAL	19,497,500

PERUVIAN EXPLORATION PORTFOLIO

Technical Report

On October 11, 2017, the Company filed a technical report entitled “Technical Report for the Huilacollo Project, Tacna Province, Southern Peru” dated October 10, 2017 with an effective date of September 29, 2017 (the “2017 Huilacollo Technical Report”) with respect to its Huilacollo Property prepared Michael B. Dufresne, M.Sc., P.Geolo., P.Geo. and Bahram Bahrami, B.Sc., P.Geo. of APEX Geoscience Ltd. (“APEX”).

The following information on the Huilacollo property (the “Huilacollo Property”) is derived from a summary of the 2017 Huilacollo Technical Report and is qualified by reference to the 2017 Huilacollo Technical Report in its entirety.

Project Description and Location

The Huilacollo Property encompasses 5 contiguous concessions totalling 3,300 hectares (“ha”) in the Tacna Province of southern Peru approximately 10 km northwest of the border with Chile and 55 km northeast of the City of Tacna, Peru.

Land Tenure

Auryn holds its interest in the Huilacollo Property through Corisur Peru SAC (“Corisur”) which acquired the rights to the Huilacollo Property in three separate transactions with private Peruvian company’s/owners. Corisur may acquire 100% interest in the 5 concessions, subject to a Net Smelter Return (“NSR”), and through a combination of work expenditures and cash payments. A summary of the three transactions is described as follows:

•	In June 2016, Corisur acquired the Huilacollo 1 and Huilacollo 2 concessions (2,000 ha) through an option agreement with a local Peruvian company, Inversiones Sol S.A.C. (Auryn Resources Inc. 2016a). Under the Huilacollo option, Corisur may acquire 100% interest of the Huilacollo Property, subject to an NSR, and through a combination of work expenditures and cash payments that total USD$15.75 million, as detailed in Table 8 below. The Huilacollo NSR is 1.5% and 2.5% for precious metals and base metals, which is buyable for USD$2.5 million and USD$7.0 million, respectively;

Table 8 – HUILACOLLO OPTION EXPENDITURES AND CASH PAYMENTS

Due Dates	Payment Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	PAID	250	-
May 11, 2018		500	2,000
May 11, 2019		-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

•	In August 2017, Corisur acquired 3 additional concessions (1,100 ha) through transactions with private Peruvian owners; the concessions are known as the Tacora, Tacora Sur and Andamarca concessions. Corisur can acquire 100% interest in the 3 concessions with direct payouts, and the concessions are subject to individual royalties:

o	Under the terms of the Tacora acquisition agreement, the Company paid USD$200,000 on signing of the Public Deed transferring the concessions in favor of Corisur. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for USD$0.5 million; and

o	Under the terms of the Andamarca acquisition agreement, the company paid USD$450,000 on signing of the Public Deed transferring the concession in favor of Corisur. The Andamarca concession is subject to 1.5% NSR, 50% of which is buyable for USD$2.5 million.

The Huilacollo Property is located within a special economic zone situated within 50km of the Peruvian border. As a non-resident company, Auryn’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. Auryn is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to exercising it rights to take ownership over Corisur.

Accessiblity

Access to the Huilacollo Property from Lima takes about 4.5 hours of travel using commercial airlines and a vehicle. There are daily flights between the cities of Lima and Tacna in the south. Flight time is approximately 1.5 hours. The easiest access to the Huilacollo Property is via the Tacna-La Paz International Road. At kilometre 108, a branch road to the west leads to the property. After about 1.5 hrs, the main part of the Huilacollo Property is visible from the road. Once on the Huilacollo Property, access is by dirt drill roads or foot. Total driving time from Tacna is approximately 3 hours.

Climate

Weather is typical of high altitude regimes (the Huilacollo Property is at 17º 39’ Latitude South). Cold temperatures and dry conditions dominate during the months of May through September while heavy rain, hail and snow can all occur from November to April. Temperatures vary between a few degrees centigrade below zero during the night, up to 20°C during the day in the last months of the year although colder temperatures are possible. The thermal chill factor, however, may be much lower due to the common wind. Temperature and precipitation statistics are not available for the Huilacollo Property.

Tacna, which is located some 120 km away and at a much lower elevation, has a mild desert climate (BWn, according to the Köppen climate classification) with average high and low temperatures of 23.5°C and 12.6°C. The nearest community with readily available weather statistics is Talabaya located approximately 1.5 hrs north of the Huilacollo Property. Talabaya is significantly cooler than Tacna with average high and low temperatures of 12.0°C and 8.0°C. The rainy season is mainly between November and April, reaching its peak average precipitation in January at 198 mm. Peak snowfall days occur in May and July averaging 7.5 cm (6 days) and 6.1 cm (4 days), respectively. The amount of daily sunlight is fairly constant at this latitude; between 111 hrs/month (March) to 146 hrs/month (November).

Local Resources and Infrastructure

There are no permanent buildings or infrastructure on the Huilacollo Property. A temporary camp capable of housing 40 people was established for the duration of the 2017 exploration program. The Town of Talabaya is the nearest locale to purchase supplies. Talabaya is located 1.5 hrs north of the project area on the international road (Figure 5.1). The Town of Palca is located about 2 hrs from the project on the International Road. It has approximately 2,000 inhabitants with telephone lines and daily bus connections to Tacna.

Tarata, the capital city of the Pachía District, is located to the north of the project and can be reached in 2.5 hours. There are daily bus connections with surrounding communities, plus telephone and internet connections in Tarata. Fuel, food and basic lodging are available, as is some heavy equipment such as bulldozers. A limited supply of unskilled workers is also available in Tarata. A high-wattage power line crosses about 5 km north of the property boundary.

The Huilacollo Property is being assessed by Auryn for its oxide gold-silver mineralization potential within a property-wide area of hydrothermally altered volcanics (roughly 4 by 6 km). The deposit type is believed to be consistent with epithermal gold/silver (“Au”/”Ag”) mineralization. The Huilacollo Property is situated in a documented epithermal gold and silver volcanic belt of Southern Peru that is known to host significant gold deposits including the Pucamarca Mine, which is located 15 km south of the Huilacollo Property, is currently in production and is owned by Minsur.

History

Much of the following details for the historic exploration is taken from a prior technical report. Early exploration/mining was carried out in the southeastern part of the current Huilacollo Property (within the Huilacollo 2 concession). This area was the site of mining activity focused on high-grade base and precious metal veins. The largest accessible remaining workings is an adit that is approximately 42 m in length. The remainder of the workings are caved-in or flooded. Little is known about this activity except that it occurred before modern exploration.

In the late 1970s, a governmental German-Peruvian consortium called “Cooperación Minera Peruano- Alemana” explored for porphyry copper-style mineralization at Santa Elena, which is south of the Huilacollo Property boundary. Geological mapping, geophysical surveys (Induced Polarization) and the subsequent test drilling of four diamond drillholes for a total of 900 m were completed. Argillized and silicified pyritic volcanics with little to no copper were intersected during drilling, which resulted in work ending on the Huilacollo Property in 1979 and the claims being abandoned in 1984.

In the early 1990s the Huilacollo Property was sampled and mapped at a scale of 1:20,000 by Mr. Jaime Suarez, who took 139 rock chip samples that revealed scattered anomalous gold values. This led to the main Huilacollo concessions being staked in 1992. Since then, the Huilacollo Property was explored by Cominco (Peru) S.R.L., a subsidiary of Cominco Ltd., and Balaclava Resources S.A. in the 1990s. In the 2000s, the Huilacollo Property was explored by Alturas Minerals S.A.. These companies conducted numerous exploration programs that included: detailed- to reconnaissance-scaled geological mapping; ground geophysical surveys; trench and surface sampling along with drilling. The ground work defined an intense alteration corridor with a spatial extent of approximately 5 km x 1 km. Four high-sulphidation alteration centers were identified: Cerro Andamarca, Andamarca Norte, Cerro Huilacollo and Cerro Colorado. Cerro Andamarca is topographically the highest and may comprise the upper levels of a high-sulphidation alteration system. The other three centers show mainly advanced argillic and argillic alteration and the roots of gold-silver siliceous structures. Two of these zones, Cerro Andamarca and Andamarca Norte have been drill tested.

Geology and Mineralization

The Huilacollo Property is underlain by an Upper Jurassic–Cretaceous volcano-sedimentary sequence that has been intruded by predominantly granodiorite stocks of Upper Cretaceous to Lower Tertiary age. This sequence is folded and faulted along predominately northwest-southeast lineaments. These units are overlain by dacitic to andesitic tuffs and flows of the Tarata and Huilacollo Formations, which are thought to be time equivalents of the Oligocene to early Miocene Tacaza Group.

The Huilacollo Property is dominated by the gently folded volcanics of the Huilacollo Formation, overlain by the Barroso Group. Three lithostratigraphic packages can be recognized: the oldest and lowermost is an alternating sequence of volcaniclastics and lavas of andesitic composition, belonging to the upper part of the Huilacollo Formation. A sequence of rhyolitic pyroclastics (lapilli and ash fall tuffs, plus volcanic breccia) discordantly overlies this unit. The youngest and uppermost sequence is dominated by slightly altered dacitic to andesitic lavas. The middle sequence is either part of the Huaylillas Formation or the Lower Barroso Group. The upper sequence is probably part of the Upper Barroso Group.

The volcanic sequences are cut by intrusive stocks and dykes. Stocks are syenitic- to monzogranitic in composition and occupy the topographically lower parts of the property. The dykes tend to have a dacitic composition. Quartz-tourmaline and sericite alteration is well developed around the contacts of both types of intrusive. Although there is no conclusive evidence to link them together, it is likely that the syenitic- to monzogranitic intrusive rocks drove the high-sulfidation systems on the Huilacollo Property.

Two steep fault systems cut the gently-dipping volcanic sequence, the first strikes northwest and the second strikes northeast. These fault systems probably controlled emplacement of the syenitic- to monzogranitic stocks and the magmatic hydrothermal breccias. Later movements on these faults may have controlled supergene processes and the northeast striking set probably acted as domino-style normal faults that accommodated broadly north-south extension. The north- and northwest-striking faults appear to spatially control an 5.0 km x 1.0 km belt of intense high sulfidation alteration.

Five areas of interest, possibly representing separate high-sulfidation hydrothermal alteration centers, have been defined within the Huilacollo Property: Andamarca Norte, Cerro Andamarca, Cerro Huilacollo, Cerro Colorado and Corisur’s newly identified Cerro Soroche. Cerro Andamarca is topographically the highest and comprises the upper levels of a high-sulfidation system. The other four centers show widespread mainly advanced argillic alteration and siliceous structures with more localized gold-silver anomalies.

To date, most of the historical exploration work, and hence potential for economic epithermal gold mineralization, has been focused on a manto-shaped shallow-dipping siliceous breccia around the crest of Cerro Andamarca. The zone can potentially be expanded based on apparent down-faulted extensions to the east, west and north towards, in particular, Andamarca Norte.

Zones of high grade gold and silver are controlled by favorable shallow-dipping pyroclastic volcanic units and by steeply-dipping, silicified and brecciated structures. Gold-silver grade correlates strongly with the development of the vuggy silica and massive grey silica alteration, with the abundance of secondary hematite and limonite after sulfides.

Exploration

Recent work by Corisur has demonstrated that geophysics, specifically IP surveys, have assisted in expanding the silicified target zones, which are manifested as high resistivity and low to moderate chargeability anomalies. The Cerro Andamarca target is a 700 x 700 m shallow resistivity anomaly that has to date only been explored by drilling on its eastern margin where the mineralization outcrops on the hill crest over an area of 400 x 200 m. The Andamarca Norte target is a 1,100 x 350 m, shallow resistivity anomaly that again has only been explored by widely spaced drilling on its eastern extremity and contains widespread gold in soil, rock and talus samples. Further sampling along with additional ground geophysical surveys are warranted for Cerro Andamarca and Andamarca Norte.

Extensive soil/talus sampling by Corisur across the southern two thirds of the Huilacollo Property area in 2016 has identified significant precious metal geochemical anomalies at Cerro Huilacollo, Cerro Colorado and Cerro Soroche. The soil/talus precious metal anomalies warrant follow-up exploration including further sampling, trenching, ground geophysical surveys followed by drilling.

On October 23rd, 2017, the Company announced its plans for an initial drill program at Huilacollo. This program will include a minimum of 5,000 meters across the north of the Huilacollo project and will focus on the considerable expansion of the areas around the historic drilling at the top of Andamarca hill. A second phase of drilling will be planned for 2018 where continuous surface sampling, spectral analysis, and trenching is ongoing. Results from this surface program will define additional drill targets across the recently defined 1.8 kilometers of greater than 50 ppb gold in soil anomalies on the southern portion of the project and the newly acquired highly prospective Tacora concession.

As of the date of this AIF, the Company has completed approximately 1,500 meters of the program with no significant results received to date.

Mineral Resources

There have been no known resource estimates completed on the Huilacollo Property.

Adjacent Properties

The most significant nearby property of interest is the Pucamarca Gold-Silver Mine owned by Minsur S.A., which is located 15 km southeast of the Huilacollo Property up against the Peru-Chile border in Tacna Province, Southern Peru. The Pucamarca Mine was put into production in 2012 with its first gold produced in early 2013. The initial mineable mineral resource for the project upon start-up was listed at 34.24 million tonnes with an average grade of 0.72 g/t Au and 6.72 g/t Ag for a total of 793,000 troy ounces of gold and 7.7 million troy ounces of silver (BNAmericas report dated August 28, 2009). No details for the resource are reported.

A little more distant is the Santa Rosa and Cerro Tucari mines of Aruntani S.A.C. (Aruntani) located approximately 100 km to the northwest of the Huilacollo Property. The mineralization at these two mines was discovered in 1997 and 2000, respectively, with commencement of production in 2002 and 2004, respectively. The two mines are still in production and were producing in the early years at roughly 100,000 ounces per annum for Santa Rosa and 200,000 ounces per annum for Cerro Tucari.

Recommendations and Conclusions

Based upon widespread visible alteration across the Huilacollo Property including silicification, hematization and advanced argillic alteration in combination with the recent results of exploration by Corisur including, soil/talus sampling, trenching and ground IP surveys, an aggressive exploration over all areas and targets displaying significant alteration. Exploration should consist of lithological – alteration mapping, drone photo and elevation surveys, continued soil/talus sampling, additional trenching along with ground geophysical surveys including ground magnetic surveys and additional infill and extended IP surveys. The ground work should be followed up with drilling at each of the five target areas. The Phase 1 exploration fieldwork budget (exclusive of drilling) is estimated at US$1.65 million, as detailed below.

Additional geological mapping that leads to a new integrated lithological, structural and alteration interpretation of the historical drilling and well mapped surface geology in the northern half of the Huilacollo Property area. A northeast-southwest structural trend is well recognized in the field and in the ground geophysics and is likely an important control on high grade precious metal mineralization.

The proposed exploration plan for the Huilacollo Property includes ground IP and magnetic surveys to cover the whole project area including the newly acquired Tacora area. The aim should be to complete, extend and infill the previous surveys completed in 2006 for Alturas and 2016 for Corisur. To date, the ground IP surveys have mapped precious metal mineralization spatially related to silica alteration, which is characterized by high resistivity and low chargeability. Additional surveying should be conducted to extend previous lines and infill areas of only reconnaissance level surveying. Final products should include inversion modeling and pseudo 3D modelling in conjunction with other targeting criteria.

It is recommended that the remainder of the Huilacollo Property be surveyed with additional and complete soil and/or talus sampling surveys to identify new geochemical trends and flesh out the already known trends. The Tacora area requires at least a first pass reconnaissance survey. Soil and talus geochemical sampling should be followed up with strategically located trenches in the areas with strong geochemical anomalies. An initial 1,500 m trenching program is proposed for Phase 1 exploration.

An aggressive drilling program should be conducted using diamond core drilling. Phase 1 drilling should be focussed at existing drill ready targets with about 10,000 m at Andamarca and Andamarca Norte with a goal of expanding the known precious metal mineralization at both targets. The estimated cost to conduct the Phase 1 drilling is US$4.5 million, as detailed below. The Phase 1 drilling is not dependent on any further exploration results. A Phase 2 program of exploration drilling that consists of 25,000 m of core and reverse circulation drilling should be planned that will be a combination of resource definition and exploration should be planned and budgeted. This Phase 2 drilling program will depend partially upon the results of the Phase 1 ground exploration and drilling program.

The recommended exploration and budget for Phase 1 is detailed in Table 9 below:

TABLE 9 - Phase 1 Recommended Exploration and Budget

Phase 1 Andamarca Drilling
Target Area (Type)	Cost/m (approx.)	Quantity (m)	Cost
Andamarca (Core)	$450/m	5,000	$2,250,000
Andamarca Norte (core)	$450/m	5,000	$2,250,000
Drilling Subtotal		10,000	$4,500,000
Phase 1 Property Wide Activities
Activity Type			Cost
Geological Mapping & Consulting			$50,000
Drone Orthophoto & DEM Survey			$100,000
Magnetic Surveying			$75,000
IP Surveying			$200,000
Trenching & Trench Sampling			$200,000
Geochemical Soil - Talus Sampling			$200,000
Metallurgical Test Work			$25,000
Resource Modeling Studies			$100,000
Bonding / Environmental			$100,000
Earthwork / Reclamation			$50,000
Database Management			$18,000
Property Maintenance & Payments			$532,000
Property Wide Activities Subtotal			$1,650,000
Contingency (10%)			$615,000
Grand Total			$6,765,000

The Phase 2 exploration program, being contingent on positive results from the Phase 1 program, should include further drilling at the two primary target areas, Andamarca and Andamarca Norte, as well as first pass drilling at the Cerro Huilacollo, Cerro Colorado, Cerro Osroche targets and on the Tacora and Tacora Sur concessions.

The recommended exploration and budget for Phase 2 is detailed in Table 10 below:

TABLE 10 - Phase 2 Recommended exploration and budget

Phase 2 Andamarca Drilling
Target Area (Type)	Cost/m (approx.)	Quantity (m)	Cost
Andamarca (Core)	$450/m	5,000	$2,250,000
Andamarca Norte (core)	$450/m	5,000	$2,250,000
Tacora/Cerro Huilacollo, Cerro Colorado/Cerro Soroche	$450/m	10,000	$4,500,000

Drilling Subtotal		20,000	$9,000,000
Phase 1 Property Wide Activities
Activity Type			Cost
Geological Mapping & Consulting			$100,000
Trenching & Trench Sampling			$200,000
Geochemical Soil - Talus Sampling			$200,000
Metallurgical Test Work			$50,000
Resource Modeling Studies			$200,000
Bonding / Environmental			$100,000
Earthwork / Reclamation			$100,000
Database Management			$18,000
Property Maintenance & Payments			$532,000
Property Wide Activities Subtotal			$1,500,000
Contingency (10%)			$1,050,000
Grand Total			$11,550,000

Sombrero Property

Project Description, Location and Mineral Tenure

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 with the remaining US$60,000 due on or before the first anniversary of the agreement.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

The Sombrero Project lies within the northwestern most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

2016 Exploration

Auryn undertook a two week reconnaissance sampling program in December 2016 which covered the southern half of the project area where 697 meters of trenching, 336 rock chip and 261 soil samples were collected. The results of this program have significantly expanded the known mineralization, defining an area of anomalous gold values that is approximately 2.3 kilometers by 500 meters in a region that had only seen limited historical grab sampling.

Rock chip samples were selectively taken within the area of the soil anomaly on mineralized structures of the outcropping southern skarn system. The rock chip sampling program produced results up to 7.54g/t gold and 16.0% copper in oxides. The top forty rock samples for gold and copper from this program are presented in tables 1 and 2. A newly identified mineralized skarn body has been discovered measuring 300 by 350 meters located 850 meters to the southwest of any previously known mineralization in an erosional window of overlying volcanic cover. A total of 113 samples were collected from this zone with average grades of 0.13g/t Au and 0.16% Cu. This new discovery is considered significant as we believe it is at the edge of a larger buried skarn system outlined by the magnetics data.

The trenching program was designed to test structural trends identified by field mapping and magnetics data in areas where historical grab samples returned multi-gram gold. The northern most trench returned three distinct zones of oxide gold mineralization (see Figure 8) as follows:

•	53 meters at 1.75 g/t Au (including 14m at 5.23 g/t Au)
•	37 meters at 1.07 g/t Au (including 11m at 2.65 g/t Au)
•	11 meters at 0.7 g/t Au

These intervals are estimated to be 35 – 50% of true width based on limited observations of northerly trending structures within the trench. However, it is possible that the mineralization is related to large scale northeast trending structures identified in geophysics and by the previous operator. Additional geological mapping, trenching and geophysical surveys are required to establish the geologic framework on the property to establish the true width of mineralization.

(Remainder of page intentionally left blank)

Figure 2 – Southern Sombrero Soil Survey and Trenching Results

# Southern Sombrero Soil Survey and Trenching Results

AURYN RESOURCES
Legend
Sombrero Claims
2016 Sampled Area
Yet to be Sampled
Trench Intercept
Intrusive Contacts
2016 Soils Au g/t
> 0.1
0.05 - 0.1
0.02 - 0.05
0.01 - 0.02
Limestone
Intrusive & skarn
Limestone
2016 Sampled area
2016 sampled area
16SRT01 (315m)
37m of 1.07 g/t Au
- incl. 22m of 1.5 g/t Au
- incl. 7m of 3.71 g/t Au
11m of 0.7 g/t Au
53m of 1.75 g/t Au
- incl. 24m of 3.18 g/t Au
- incl. 14m of 5.23 g/t Au
16SRT02 (266m)
4m of 0.2 g/t Au
1m of 12.45 g/t Au
Newly discovered exoskarn body 300m x 350m
16SRT03 (116m)
7m of 0.21 g/t Au
18m of 0.23 g/t Au
17m of 0.18 g/t Au
2.3 km of contiguous > 50 ppb gold in soils
Area yet to be sampled
N
1 km
Intrusive & skarn
Limestone
Intrusive & skarn
Limestone
2 km

Quality Assurance/Quality Control & Sample Preparation, Analysis and Data Verification

Soils 2016 (Sombrero, Peru):

Approximately 2 kg of soil material per sample were collected and sent to ALS Lab in Lima, Peru for preparation and then to ALS Lab in Vancouver for analysis. All samples are analyzed for gold and multi-element using 50g nominal weight trace level method by aqua regia digestion and ICP-MS finish (AuME-TL44). QA/QC program for soil samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Grabs 2016 (Sombrero, Peru):

Approximately 2kg of rock chips material per sample were collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). Where ICP21 results were > 3 g/t Au (11 samples in total) the assay were repeated with 50g nominal weight fire assay with gravimetric finish (Au-GRA22). Where MS41 results were greater or near 10,000 ppm Cu (4 samples in total) the assay were repeated with ore grade Cu aqua regia digest method (Cu-OG46). QA/QC programs for 2016 rock grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Trenches 2016 (Sombrero, Peru):

Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Baños del Indio

Project Description, Location and Mineral Tenure

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Table 11 - Baños del Indio Work Expeditures and Cash Payments

Due Dates		Property Payments	Work Expenditures
Effective Date (September 22, 2016)	paid	US$ 100,000	US$ -
September 22, 2017		100,000	200,000
September 22, 2018		100,000	250,000
September 22, 2019		200,000	1,000,000
September 22, 2020		150,000	2,000,000
September 22, 2021		2,500,000	-
Total		US$ 3,150,000	US$ 3,450,000

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru.  Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys.

The Baños del Indio prospect is located in southern Peru, within 20 kilometres of the border with Chile and about 120 kilometres NNE of the coastal town of Tacna. Access to the project area is from Tarata via a dirt road which needs minor repairs each season. Driving time from Tacna is about 4 hours. Tacna has daily air services to Lima, with about 1.5 hours flying time.

Exploration

As of the date of this AIF, the Company has not conducted any material exploration within the Banos del Indio claims.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Auryn’s authorized capital consists of an unlimited number of common shares without par value. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at the date of this AIF.

As at the date of this AIF, there were 78,751,230 Common Share issued and outstanding. There are no special rights or restrictions of any nature attached to the Common Shares. The following is a summary of the material provisions that attach to the Common Shares:

•	Each Common Share entitles the holder to one vote at all meetings of Auryn’s shareholders;

•	The holders of Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares;

•	If Auryn is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Auryn’s assets among shareholders for the purpose of winding-up its affairs, the holders of Common Shares are entitled to receive Auryn’s remaining property; and

•	There are no constraints imposed on the ownership of the Common Shares.

Preferred Shares

There were no preferred shares issued and outstanding as at the date of this AIF. The preferred shares would have certain privileges, restrictions and conditions. Preferred shares may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions.

Stock Options

Auryn maintains a Rolling Stock Option Plan (the “Option Plan”) providing for the issuance of stock options up to 10% of the Company’s issued and outstanding Common Shares (on an as-converted basis) at the time of the grant. Auryn may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

As at the date of this AIF, the following stock options were outstanding under the Option Plan:

Table 12 – Outstanding Stock Options

Number of Options	Exercise Price	Expiry Date
960,000	$0.51	February 17, 2019
1,070,000	$1.30	August 17, 2020
2,250,000	$2.63	June 20, 2021
440,000	$3.22	January 10, 2022
90,000	$3.04	May 5, 2022

Share Purchase Warrants

In connection with a non-brokered private placement that closed on September 16, 2015, Auryn issued 4,835,000 share purchase warrants (“Warrants”). Each purchase warrant was exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months from September 16, 2015. Prior to the warrant expiry date, 4,813,500 Warrants were exercised and 21,500 unexercised Warrants expired/were cancelled on September 16, 2017.

Broker Warrants

In connection with a bought deal financing that closed on May 4, 2016, Auryn issued 541,104 broker warrants (the “Broker Warrants”). Each Broker Warrant is exercisable into a common share of the Company at a price of $1.40 per share for a period of 24 months from May 4, 2016.

Homestake Warrants

In connection with the Agreement dated July 8, 2016 between Auryn and Homestake, the outstanding Homestake warrants were amended to entitle the holder thereof to receive upon exercise 0.0588 of an Auryn common share in lieu of a Homestake share at an exercise price increased by multiplying such price by 17, with such other terms of the warrants remaining the same (the “Homestake Warrants”).

Prior to the warrant expiry date of August 5, 2017, 179,393 Homestake Warrants were exercised and 15,650 unexercised Homestake Warrants expired/were cancelled on August 5, 2017. Prior to the warrant expiry date of August 14, 2017, 91,174 Homestake Warrants were exercised.

of August 5, 2017 and August 14, 2017, 105,815 Homestake Warrants were exercised and 3,886 unexercised Homestake Warrants expired/were cancelled on August 14, 2017.

As at the date of this AIF, the following Warrants were outstanding:

Table 13 – Outstanding Warrants

Number of Warrants	Exercise Price	Expiry Date
22,716	$1.40	May 4, 2018

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares were listed and posted for trading on the TSXV since October 17, 2008. Prior to the completion of Auryn’s Qualifying Transaction on February 23, 2011 the Common Shares traded on the TSXV under symbol “GET.P”. Upon completion of the Qualifying Transaction, Auryn changed its trading symbol to “GET”. On October 11, 2013, Auryn changed its name to Auryn Resources Inc. and began trading under the ticker symbol “AUG” on October 15, 2013. Starting from November 1, 2016, the Company’s Common Shares have been trading on the TSX under the symbol “AUG”. The Company’s Common Shares were traded on the OTCQX Marketplace under the symbol “GGTCF” from May 22, 2015 until its graduation to the NYSE American on July 17, 2017 trading under the symbol “AUG”.

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX for the months indicated.

Table 14 – Trading Price and Volume on TSX

	High	Low	Volume
Date	($)	($)	(no. of Common Shares)
March 1 – 27 2018 February 2018 January 2018 December 2017 November 2017 October 2017	1.93 2.17 2.06 2.17 2.30 2.89	1.62 1.72 1.77 1.66 1.97 2.00	2,545,809 2,080,252 2,181,599 2,823,301 3,530,700 4,441,514
September 2017	3.13	2.73	2,018,861
August 2017	3.55	2.94	2,225,618
July 2017	3.57	2.90	1,602,557
June 2017	3.60	3.00	1,394,430
May 2017	3.55	2.65	2,102,867
April 2017	3.52	3.06	1,684,958
March 2017 February 2017	3.24 3.70	2.70 3.08	2,574,806 3,089,746
January 2017	3.85	2.90	3,577,932

Prior Sales

In the financial year ended December 31, 2017 and up until the date of this AIF, Auryn issued the following securities that were not listed or quoted on a stock exchange:

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
January 10, 2017	440,000 Stock Options	$3.22
May 5, 2017	90,000 Stock Options	$3.04

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with Auryn, and principal occupation for the past five years of each of Auryn’s directors and executive officers, as well as the period during which each has been a director of Auryn.

The term of office of each director of Auryn expires at the annual general meeting of shareholders each year.

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Table 15 – Directors and Executive Officers

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years(1)	Director Since (2)
IVAN BEBEK Executive Chairman & Director British Columbia, Canada	Executive Chairman & Director of Auryn; Co-Chairman & Director of Torq Resources Inc. (“Torq”); Past President, Chief Executive Officer, Chief Financial Officer & Director of Cayden Resources Inc. (“Cayden”)	November 2, 2009
SHAWN WALLACE President, CEO & Director British Columbia, Canada

President, CEO & Director of Auryn;

Director of Asanko Gold Inc. (“Asanko”);

Co-Chairman & Director of Torq; Past Chairman & Director of Cayden; Past Director of Full Metal Minerals Inc., Past Chairman and CEO of Asanko Gold,

May 7, 2013
STEVE COOK(3) (4) (5) (7) Director British Columbia, Canada	Director of Auryn; Director of Torq; Practicing tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden; Past Director of Brett Resources Ltd.; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp.	October 28, 2013
GORDON J FRETWELL(3) (4) (5) (7) Director British Columbia, Canada	Director of Auryn; Solicitor of Gordon J. Fretwell Law Corporation; Director of Asanko; Director of Coro Mining Corp.; Director & Secretary of Canada Rare Earth Corporation; Secretary of Oracle Energy Corp.; Secretary of Sokoman Iron Corp.; Secretary of Meritus Minerals Ltd.; Secretary of Quadro Resources Corp.; Secretary of Benton Resources Inc.; Secretary at Bell Copper Corporation; Secretary of Alset Energy Corp.; Past Director & Secretary of Quartz Mountain Resources; Past Director of Northern Dynasty Minerals Ltd.; Past Director of Lignol Energy Corporation;	October 28, 2013
KEITH MINTY(6) Director Ontario, Canada	Director of Auryn; Director of Callinex Mines Inc.; Director of DNI Metals Inc.; Senior VP of Stope Capital Advisors; President & CFO of Rover Metals Corp.; Past Director of Hunter Bay Minerals Plc.; Past Chief Operating Officer of Aurvista Gold; Past Director of Asanko; Past Director of Oremex Silver Inc.	October 28, 2013
DANIEL MCCOY(3) (4) (5) (6) Director Nevada, USA	Director of Auryn; Chief Geologist of Torq; Past Director & Chief Exploration Geologist at Cayden Resources Inc.; Past President, Chief Executive Officer, Chief Geologist & Director of Asanko.	February 26, 2015

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years(1)	Director Since (2)
ANTONIO ARRIBAS Director Michigan, USA	Director of Auryn; Professor at the Graduate School of Mineral Resource Sciences of Akita University, Japan; Adjunct Professor at the University of Michigan; Adjunct Professor at James Cook University in Townsville, Australia; Past Vice President Geoscience at BHP Billiton Minerals Exploration; Past Senior Manager Geosciences at Newmont Mining Corp.	August 17, 2015
MICHAEL KOSOWAN(7) Director British Columbia, Canada	Director of Auryn; President, CEO & Director of Torq; Past Investment Advisor of Sprott Private Wealth (Canada) and Sprott Global Resources Inc (USA)	November 30, 2016
PETER REES Chief Financial Officer, Corporate Secretary British Columbia, Canada	Chief Financial Officer and Corporate Secretary of Auryn; Chief Financial Officer & Corporate Secretary of Torq; Past Director & Chief Financial Officer of Cayden	N/A
MICHAEL HENRICHSEN(6) Chief Operating Officer British Columbia, Canada	Chief Operating Officer and Structural Geologist of Auryn; Director, President & Secretary of RV Mineral Exploration Consulting Ltd.; Past Structural Geologist at Newmont Mining Corp.	N/A
RUSSELL STARR SVP, Communications	SVP, Communications of Auryn; Director of TerraX Minerals Inc.; Past Director, VP Corporate Development and Senior Vice President of Cayden	N/A

Notes:

(1)	The information as to province of residence and principal occupation, is not within the knowledge of Auryn, and has been individually provided by the respective directors and officers.
(2)	Each of Auryn’s directors were elected by Auryn’s shareholders at the annual general meeting held on June 1, 2017 to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. Auryn’s officers serve at the determination of Auryn’s Board.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Governance Committee.
(6)	Member of the Technical Committee.
(7)	Member of the Mergers and Acquisitions Committee.

As at the date of this AIF, Auryn’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 13,394,172 Common Shares, being approximately 17.01% of Auryn’s issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, as at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Auryn was a director, chief executive officer or chief financial officer of any company (including Auryn), that:

(a)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Auryn, or a shareholder holding a sufficient number of securities of Auryn to affect materially the control of Auryn,

(a)	is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Auryn) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

1)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2)	any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Gordon Fretwell was a director of Pine Valley Mining Company from August 2003 until his resignation on October 19, 2006. Pine Valley Mining Company filed for creditor protection under the Companies’ Creditor Arrangement Act (Canada) on October 20, 2006. Mr. Fretwell was also a director of Lignol Energy Corporation “Lignol” from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

Conflicts of Interest

Directors and officers of Auryn are also directors, officers and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best knowledge of Auryn’s management, there are no legal proceedings involving Auryn or its properties as of the date of this AIF and Auryn knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Auryn by a court relating to securities legislation or by a securities regulatory authority during Auryn’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Auryn that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Auryn before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Auryn, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as at the date of this AIF.

TRANSFER AGENT AND REGISTRAR

Auryn’s registrar and transfer agent for its Common Shares is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9.

Auditor

Deloitte LLP, Chartered Professional Accountants, 2800 – 1055 Dunsmuir St., Vancouver, BC, V7X 1P4, is the current auditor of Auryn. Deloitte LLP has been the auditor of Auryn since October 28, 2015.

MATERIAL CONTRACTS

Auryn’s material contract as of the date of this AIF include:

•	the Arrangement Agreement dated August 13, 2015 between Auryn and North Country, pursuant to which the Company acquired North Country, as more particularly described under “General Development of the Business – Three Year History – Acquisition of North Country Gold Corp.”

•	the Arrangement Agreement dated July 8, 2016 between Auryn and Homestake, pursuant to which the Company acquired Homestake, as more particularly described under “General Development of the Business – Three Year History – Acquisition of Homestake.”

INTERESTS OF EXPERTS

Michael Henrichsen P. Geo., Chief Operating Offering of the Company is the Qualified Person that has reviewed and approved the written technical disclosure within this AIF.

Amended and Restated Committee Bay Technical Report

Mr. David A. Ross, M.Sc., P.Geo., of Roscoe Postle Associates Inc., is a person:

•	who is named in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year; and

•	whose profession or business gives authority to the report made by him.

To Auryn’s knowledge, this person does not hold, directly or indirectly, more than 1% of Auryn’s issued and outstanding Common Shares. Based on information provided by the experts, other than as disclosed in this AIF, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Auryn or of one of Auryn’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of Auryn or of any associate or affiliate of Auryn.

Homestake Ridge Technical Report

Mr. David Ross, M.Sc., P.Geo and Mr. Paul Chamois, M.Sc. (A), P.Geo., both of Roscoe Postle Associates Inc., with respect to the Amended 2017 Homestake Ridge Technical Report, are persons:

•	who are named in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year; and

•	whose profession or business gives authority to the report made by each of them.

To Auryn’s knowledge, neither of these persons holds, directly or indirectly, more than 1% of Auryn’s issued and outstanding Common Shares. Based on information provided by the experts, other than as disclosed in this AIF, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Auryn or of one of Auryn’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of Auryn or of any associate or affiliate of Auryn.

Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Auditor’s Report with respect to the consolidated financial statements of Auryn for the years ended December 31, 2017 and 2016. Deloitte is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

Audit committee information

Audit Committee Charter

The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

The Company’s Audit Committee Charter can be viewed on the Company’s website at https://www.aurynresources.com/corporate/corporate-governance/ .

.

Composition of the Audit Committee

The current members of the Audit Committee are Steve Cook (Chairman), Gordon Fretwell and Daniel McCoy. All current members of the Audit Committee are considered to be financially literate and all are independent.

Relevant education and Experience

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Steve Cook is a practicing tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

Gordon Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver, practicing primarily in the areas of corporate and securities law.

Dr. Daniel McCoy obtained his doctorate at the University of Alaska and has worked extensively in the exploration sector for over 27 years, specializing in precious metals exploration. Dr. McCoy has a wealth of experience in North America, South America and in Africa.

Each member of the Audit Committee has:

•	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•	experience preparing, auditing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor for various services.

Fees incurred with Deloitte LLP, Chartered Professional Accountants (the “Auditor” or “Deloitte LLP”) for the years ended December 31, 2016 and December 31, 2017.

Table 16 – Audit Fees

Nature of Services	December 31, 2017	December 31, 2016
Audit Fees	$118,500	$76,000
Audit-Related Fees	9,500	$63,500
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	128,000	$139,500

Notes:

1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4)	“All Other Fees” include all other non-audit services. Including the review of the Company’s interim financial statements.

ADDITIONAL INFORMATION

Additional information relating to Auryn, including directors’ and officers’ remuneration and indebtedness, principal holders of Auryn’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com.